Exhibit 99.1

Sun Life Announces Dividend Rates on Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

TORONTO, Aug. 31, 2021 /CNW/ - Sun Life today announced the applicable dividend rates for its Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares").

With respect to any Series 10R Shares that remain outstanding after September 30, 2021, commencing as of such date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life and subject to the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on September 30, 2021 and ending on September 29, 2026 will be 2.967% per annum or $0.185438 per share per quarter, being equal to the sum of the Government of Canada Yield, as defined in the terms of the Series 10R Shares, on Tuesday, August 31, 2021 plus 2.17%, as determined in accordance with the terms of the Series 10R Shares.

With respect to any Series 11QR Shares that remain outstanding after September 30, 2021, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life and subject to the Insurance Companies Act (Canada), based on a dividend rate equal to the sum of the T-Bill Rate, as defined in the terms of the Series 11QR Shares, plus 2.17% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365 days), subject to certain adjustments in accordance with the terms of the Series 11QR Shares.  The dividend rate for the period commencing on September 30, 2021 and ending on December 30, 2021 will be equal to 2.357% per annum or $0.148523 per share, as determined in accordance with the terms of the Series 11QR Shares.

Beneficial owners of Series 10R Shares and Series 11QR Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Wednesday, September 15, 2021.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 416-988-0542	T. 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:05e 31-AUG-21